FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of June 2005
                      -------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                      -------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On June 14, 2005, G. Willi-Food International Ltd. ("Registrant") announced that it introduced two new product groups targeting health-conscious consumers of low fat and no cholesterol products.

EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated June 14, 2005.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  June 16, 2005

                                              By: /s/ Joseph Williger
                                              -----------------------
                                              Joseph Williger
                                              Chief Executive Officer

[G. WILLI FOOD LOGO]                                                        NEWS
--------------------------------------------------------------------------------


                                                           FOR IMMEDIATE RELEASE

                 G. WILLI-FOOD INTRODUCES TWO NEW PRODUCT GROUPS
                TARGETING HEALTH-CONSCIOUS CONSUMERS OF LOW FAT
                          AND NO CHOLESTEROL PRODUCTS
                       GOAL IS TO ACQUIRE 20% MARKET SHARE

YAVNE, ISRAEL - JUNE 14, 2005 -- G. WILLI-FOOD INTERNATIONAL LTD. ("WILLI-FOOD" OR THE "COMPANY")(NASDAQ: WILCF) A LEADING IMPORTER OF ETHNIC AND PROCESSED FOOD PRODUCTS today announced the launching in the Israeli market of two new food categories: breakfast cereals and margarine targeting the health-conscious consumer.

Willi-Food recently introduced to the Israeli market three types of breakfast cereals produced by the Hahne company in Germany, one of the leading producers in Europe of breakfast cereals. The products are: FRUTI FLAKES - an innovative item first produced in the Israeli market which are cornflakes coated with sugar and strawberries; WELLANCE, which are cornflakes for health-conscious people and others that are on a diet; and CORNFLAKES, which are cornflakes with 7 vitamins, low fat and no cholesterol, with no artificial preservatives or colorings.

Willi-Food has also brought to market two types of margarine with reduced trans fatty acids and with no cholesterol for spreading, cooking, frying and baking under the brand name MARGARINE PLUS. The two types of margarine are butter flavored margarine and unsalted margarine.



WILLI-FOOD'S NEXT TARGET IS TO CONQUER WITHIN A YEAR A MARKET SHARE OF 20% OF EACH CATEGORY.

"We are excited about our entrance to new domains in the Israeli food market" said Zwi Williger the President and COO of Willi-Food, "the potential of these product groups is great and with our marketing capacity and proven capabilities in penetrating food product categories, we hope to reach our goal of 20% of the market share in these categories."

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Safe Harbor

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
GIL HOCHBOIM, CFO
(+972) 8-932-2233
gil@willi-food.co.il

IR CONTACT:
Sheldon Lutch,
Fusion IR & Communications, Inc.
212.268.1816
Sheldon@fusionir.com